Code of Ethics and Conduct

This Code of Ethics and Conduct (the “Code”) applies to all directors, officers, and employees of Social Reality, Inc. (the “Company”) and is designed to deter wrongdoing and promote the following:

• Honest and ethical conduct;

• Full, fair, accurate, timely, and understandable disclosure in reports and documents that are filed with, or submitted to, the Securities and Exchange Commission (SEC) and in other public communications made by the Company;

• Compliance with applicable governmental laws, rules, and regulations;

• Prompt internal reporting to an appropriate person, identified herein, of violations of the Code; and

• Accountability for breaches of the Code.

I.	Conflicts of Interest

A conflict of interest may arise in any situation when a director, officer, or employee’s loyalties are divided between business interests that, to any degree, are incompatible with the interests of the Company. A conflict of interest may arise when a director, officer, or employee takes actions or has interests that may make it difficult to perform work objectively. All such conflicts must be avoided. A director, officer, or employee should not place himself or herself in a position that would have the appearance of being, or could be construed to be, in conflict with the interests of the Company. Directors, officers, and employees must, therefore, avoid any actual or apparent conflict of interest with the Company. Directors and officers owe a duty of loyalty and a duty of care to the Company. The duty of care means the care an ordinarily prudent person in a like position would exercise under similar circumstances. The duty of loyalty means committing allegiance to the Company and acknowledging that the best interests of the Company and its shareholders must prevail over any individual interest. The basic principle to be observed is that the corporate position should not be used to make a personal profit or to gain a personal advantage.

II.	Corporate Opportunities

Directors, officers, and employees must not take personal opportunities that are discovered through the use of Company property, information, or position if: (1) they are able to exploit the opportunity; (2) the opportunity is within the Company’s line of business; (3) the Company has an interest or expectancy in the opportunity; and (4) by taking the opportunity for his own, the director, officer, or employee will thereby be placed in a position inimical to his duties to the corporation. Directors, officers, and employees must not use Company property, information, or position for personal gain. Directors, officers, and employees must not compete with the Company. Directors, officers, and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

III.	Disclosure in Reports and Documents Filed or Submitted with the SEC

All disclosures in reports and documents filed or submitted with the SEC will be full disclosures that are fair, accurate, timely, and understandable. Other public communications made by the Company will also be fair, accurate, timely, and understandable.

IV.	Confidentiality

Directors, officers, and employees must maintain the confidentiality of information entrusted to them by the Company or its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.

V.	Protection and Proper Use of Company Assets

Directors, officers, and employees must protect the Company’s assets and ensure their efficient and appropriate use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. All Company assets should be used only for legitimate business purposes.

VI.	Compliance with Laws, Regulations, and Rules

Directors, officers, and employees must comply fully with all applicable federal, state, and local laws, regulations, and rules that govern the Company’s conduct (including, without limitation, insurance laws and federal securities laws).

VII.	Reporting and Investigating Violations of the Code

If you have a concern about potential violation of the Code and wish to submit the concern confidentially or anonymously, you may do so by contacting any member of the Board of Directors.

Social Reality will handle all inquiries discreetly and make every effort to maintain, within the limits allowed by law, the confidentiality of anyone requesting guidance or reporting questionable behavior and/or a compliance concern.